UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Graymark Healthcare, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

389465303

(CUSIP Number)

Michael B Horrell,

401 South LaSalle,

Suite 203,

Chicago Illinois 60605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 389465303	Page 2 of 5 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above Persons (Entities Only) Graymark Investments LLC - 46-1311683
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA - Oklahoma Limited Liability Corporation
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,444,445
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,444,445
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,444,445
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.7%
(14)	Type of reporting person (see instructions) CO

13D

CUSIP No. 389465303	Page 3 of 5 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of above Persons (Entities Only) Michael B Horrell
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,444,445
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,444,445
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,444,445
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.7%
(14)	Type of reporting person (see instructions) IN

13D

CUSIP No. 389465303	Page 4 of 5 Pages

Item 1. Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, $.0001 par value (the “Common Stock”), of Graymark Healthcare, Inc., an Oklahoma corporation (the “Company”). The Company’s principal executive offices are located at 204 N. Robinson Ave., Ste. 400, Oklahoma City, OK 73102

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Graymark Investments LLC, DBA Oklahoma Health Partners (the “Reporting Company”) and Michael B Horrell (the”Reporting Person” and, together with the Reporting Company, the “Reporting Parties”) is the sole manager of the Reporting Company.

(b)	The business address of the Reporting Parties is: 401 S LaSalle Suite 203, Chicago Illinois 60201

(c)	Graymark Investments LLC, 401 S LaSalle Suite 203 Chicago Illinois 60201, Michael B Horrell is self employed.

(d)	The Reporting Parties have not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	The Reporting Parties have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Company is an Oklahoma limited liability company, the Reporting Person is a U.S. citizen.

Item 3. Source or Amount of Funds or Other Consideration.

Graymark Investments LLC, DBA Oklahoma Health Partners borrowed the investment from a bank to purchase 1,444,445 common shares of stock for the amount of $650,000.

Item 4. Purpose of Transaction.

The Reporting Company acquired the total 1,444,445 Common Shares indicated in Item 3 above on November 14, 2012, no other investment is contemplated.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

(k)	Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this report, the Reporting Company beneficially owns 1,444,445 shares of the Company’s Common Stock representing 8.7% of the shares of the Company’s issued and outstanding capital stock.

(b)	The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote: 1,444,445

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 1,444,445

Shared power to dispose or direct the disposition: 0

The Reporting Person is the sole manager of the Reporting Company and has the sole power to vote and dispose of the shares held by the Reporting Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None

13D

CUSIP No. 389465303	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Graymark Investments LLC

/s/ Michael B. Horrell Michael B. Horrell

Manager Insert Title

11/26/2012 Insert Date

/s/ Michael B. Horrell Michael B. Horrell

11/26/2012 Insert Date